SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

with a copy to:

Debevoise & Plimpton LLP

Attention: William D. Regner, Esq.

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 11

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IA

CUSIP No. 74640Y 106	13D/A	Page 3 of 11

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 33,475,078
	9.	Sole dispositive power 0
	10.	Shared dispositive power 33,475,078

11.	Aggregate amount beneficially owned by each reporting person 33,475,078
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 36.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 74640Y 106	13D/A	Page 4 of 11

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,341,629
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,341,629

11.	Aggregate amount beneficially owned by each reporting person 30,341,629
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 33.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 5 of 11

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,133,449
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,133,449

11.	Aggregate amount beneficially owned by each reporting person 3,133,449
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 6 of 11

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 7 of 11

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 8 of 11

Explanatory Note: This Amendment No. 24 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020, Amendment No. 11 to the Initial 13D filed on March 9, 2021, Amendment No. 12 to the Initial 13D filed on May 25, 2021, Amendment No. 13 to the Initial 13D filed on December 20, 2021, Amendment No. 14 to the Initial 13D filed on December 22, 2021, Amendment No. 15 to the Initial 13D filed on December 29, 2021, Amendment No. 16 to the Initial 13D filed on March 7, 2022, Amendment No. 17 to the Initial 13D filed on March 8, 2022, Amendment No. 18 to the Initial 13D filed on March 29, 2022, Amendment No. 19 to the Initial 13D filed on May 16, 2022, Amendment No. 20 to the Initial 13D filed on May 18, 2022, Amendment No. 21 to the Initial 13D filed on May 20, 2022, Amendment No. 22 to the Initial 13D filed on May 24, 2022, and Amendment No. 23 to the Initial 13D filed on September 19, 2022, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

Adam Gray (“Gray”), a director of Purple Innovation, Inc. (the “Issuer”); and

Christopher Shackelton (“Shackelton”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On September 17, 2022, Coliseum Capital Management, LLC, on behalf of certain of its funds and managed accounts (collectively, “Coliseum”) submitted a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by Coliseum or its affiliates for cash consideration of $4.35 per share of Common Stock (the “Proposal”) to the chairman of the board of directors of the Issuer (the “Board”). In response, the Issuer formed a special committee of independent directors (the “Special Committee”) to evaluate the Proposal. Although the Special Committee provided Coliseum with oral feedback in November 2022 that it did not see a path to a transaction based on the Proposal, the Special Committee and its advisors did not engage in substantive negotiations with Coliseum regarding the Proposal.

On January 11, 2023, given the passage of time without substantive engagement since the Proposal was submitted, and the business challenges facing the Issuer, Mr. Gray indicated to the Chairman of the Board that Coliseum wished to explore a cooperative path forward for the Issuer. On January 12, 2023, however, the Issuer issued a press release stating that the Special Committee rejected the Proposal.

On January 13, 2023, Coliseum submitted a letter to the chairman of the Board setting forth a new proposal (the “Cooperation Proposal”), which included (i) expanding the size of the Board to nine members, which would consist of the Issuer’s current Chief Executive Officer, Robert DeMartini; Mr. Gray; two current independent directors of the Company to be agreed between the Issuer and Coliseum; two additional Coliseum-affiliated directors; two directors identified by Coliseum who would be independent under Nasdaq Stock Exchange rules and not affiliates of Coliseum; and a new director to be agreed between the Issuer and Coliseum who would be independent under Nasdaq Stock Exchange rules and not an affiliate of Coliseum, (ii) an agreement that Coliseum would formally withdraw the Proposal, (iii) an agreement that the Issuer would terminate the Stockholder Rights Agreement, dated as of September 25, 2022, and (iv) an agreement that Coliseum would not acquire greater than 50% ownership of the Issuer’s Common Stock, subject to certain exceptions. The foregoing description of the Cooperation Proposal does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such document, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 16, 2023, the Special Committee provided a response to the Cooperation Proposal that, in Coliseum’s view, did not provide a basis for agreement. While Coliseum would prefer to reach agreement with the Issuer, in the absence of such an agreement, Coliseum intends to nominate a slate of directors for election at the 2023 annual meeting of the stockholders of the Issuer, which slate would constitute a majority of the Board.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership, in each case, subject to applicable law.

CUSIP No. 74640Y 106	13D/A	Page 9 of 11

The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, action taken by the Board and management of the Issuer, Coliseum’s investment strategies, liquidity requirements and other portfolio management considerations, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 91,380,166 shares of Class A Stock outstanding as of November 8, 2022, based on information provided by the Issuer’s Quarterly Report on Form 10-Q, as filed on November 9, 2022. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 44.5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

CUSIP No. 74640Y 106	13D/A	Page 10 of 11

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.1	Cooperation Proposal, dated January 13, 2023, from Coliseum to the chairman of the Board of the Issuer

CUSIP No. 74640Y 106	13D/A	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 17, 2023		COLISEUM CAPITAL CO-INVEST III, L.P.

COLISEUM CAPITAL MANAGEMENT, LLC		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner	By:	/s/ Thomas Sparta
By:	/s/ Thomas Sparta		Thomas Sparta, Attorney-in-fact
Thomas Sparta, Attorney-in-fact